EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

						Nine Months
						Ended
	Year Ended December 31					September 30
	2000	2001	2002	2003	2004	2004	2005
	(dollars in thousands)
Earnings:
Income from continuing operations before extraordinary items (1)	$58,542	$52,807	$59,452	$72,365	$83,189	$60,862	$52,141
Fixed charges	38,866	34,644	44,644	59,833	76,824	56,971	64,090
Capitalized interest	(3,079)	(841)	(170)	(1,535)	(875)	(590)	(626)
Equity (earnings) losses in less than 50% owned subsidiary	(318)	(332)	(15)	(270)	0	0	0

Earnings	$94,011	$86,278	$103,911	$130,393	$159,138	$117,243	$115,605

Fixed charges:
Interest expense (2)	$34,622	$32,028	$42,101	$55,377	$72,556	$53,813	$61,255
Capitalized interest	3,079	841	170	1,535	875	590	626
Amortization of loan expenses	1,165	1,775	2,373	2,921	3,393	2,568	2,209

Fixed charges	$38,866	$34,644	$44,644	$59,833	$76,824	$56,971	$64,090

Consolidated ratio of earnings to fixed charges	2.42	2.49	2.33	2.18	2.07	2.06	1.80

(1) In accordance with FASB Statement No. 144, we have reclassified the income and expenses attributable to the properties sold subsequent to January 1, 2002 to discontinued operations.
(2) For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.